UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 3)*

Heliogen, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

42329E105
(CUSIP Number)

TAYLOR FRANKEL c/o PRIME MOVERS LAB P.O. Box 12829 Jackson, Wyoming 83002 (307) 203-5036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,477,320
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,477,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,477,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3% (1)
14	TYPE OF REPORTING PERSON

PN

1	The percentages used herein and in the rest of this Schedule 13D calculated based on 198,420,111 shares of common stock outstanding as of June 7, 2023, as reported in the Issuer’s Registration Statement on Form S-3/A filed with the Securities and Exchange Commission on June 9, 2023.

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab GP I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,477,320
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,477,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,477,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Heliogen PML SPV 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,668,457
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,668,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,668,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -
14	TYPE OF REPORTING PERSON

PN

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,668,457
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,668,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,668,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -
14	TYPE OF REPORTING PERSON

PN

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -
14	TYPE OF REPORTING PERSON

OO

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -
14	TYPE OF REPORTING PERSON

OO

CUSIP NO.	42329E105

1	NAME OF REPORTING PERSON

Dakin Sloss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,145,777
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

17,145,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,145,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) to the Statement on Schedule 13D (as amended, the “Statement”) is being filed with the Securities and Exchange Commission (the “Commission”) relating to the common stock, par value $.0001 per share of Heliogen, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). This Amendment amends and supplements the Statement originally filed on February 13, 2023 with the Commission. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. The Reporting Persons were disappointed to learn that the Issuer’s Founder, Chairman and Chief Executive Officer (“CEO”), William Gross, was terminated by the board of directors of the Issuer (the “Board”) on February 5, 2023, and that the Board had appointed the Issuer’s then-serving Chief Financial Officer, Christiana Obiaya, as the Issuer’s CEO despite Ms. Obiaya not having any prior CEO experience. Upon reviewing the resignation letter from Mr. Gross, the Reporting Persons became concerned by the process that led to these recent Board decisions and engaged in discussions with the Board about shareholder representation in the boardroom.

On April 13, 2023, Continuum Renewables, Inc., a Delaware corporation (“CRI”), delivered to the Board a letter setting forth a non-binding proposal (the “Proposal”) for CRI to acquire all of the outstanding capital stock of the issuer for a purchase price of $0.40 per share of Common Stock in cash. PML Fund III is a significant investor in CRI.

On July 5, 2023, the board of directors of CRI resolved to terminate the consideration and pursuit of any proposal or plan to acquire all of the outstanding capital stock of the Issuer, including with respect to the Proposal set forth in a letter that CRI delivered to the Board on April 13, 2023, which was filed as Exhibit 99.2 and described in Item 4 to Amendment No. 1 to this Schedule 13D filed by the Reporting Persons with the Commission on April 13, 2023.

Each of the Reporting Persons reserves the right to formulate plans and/or proposals and to take such actions with respect to such Reporting Person’s investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.  Depending on various factors including, without limitation, the price levels of the Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, disposing of some or all of Shares.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons have no intention to act together or with any other persons for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer. As a result of the resolution by the board of directors of CRI to terminate the consideration and pursuit of the Proposal, the Reporting Persons do not believe that they may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act, and Rule 13d-5(b)(1) thereunder, with William Gross, Idealab, a California corporation, Idealab Holdings, LLC, a Delaware corporation, and CRI (collectively, “Idealab”). The filing of this Amendment No. 3 shall not be deemed an admission that the Reporting Persons were members of a “group” for purposes of Section 13(d) of the Exchange Act.

SIGNATURE

   After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2023

PRIME MOVERS LAB FUND I LP

By:	Prime Movers Lab GP I LLC
Its:	General Partner

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP I LLC

By:	Prime Movers Lab LLC
Its:	Managing Member

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

HELIOGEN PML SPV 1 LP

By:	Prime Movers Lab GP II LLC
Its:	General Partner

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP II LLC

By:	Prime Movers Lab LLC
Its:	Managing Member

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB FUND II LP

By:	Prime Movers Lab GP II LLC
Its:	General Partner

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB FUND III LP

By:	Prime Movers Lab GP III LLC
Its:	General Partner

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP III LLC

By:	Prime Movers Lab LLC
Its:	Managing Member

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB LLC

By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

/s/ Dakin Sloss
Dakin Sloss